                                                               Exhibit (a)(1)(L)

FOR IMMEDIATE RELEASE


               Investor Contact:    Michael Smith
                                    Senior Vice President and
                                    Chief Financial Officer
                                    Cobra Electronics Corporation
                                    773-804-6281
                                    msmith@cobraelec.com
                                    --------------------

                  Media Contact:    Larry Larsen
                                    Fleishman-Hillard
                                    312-751-3617
                                    larsenl@fleishman.com
                                    ---------------------


                     COBRA ELECTRONICS EXTENDS ITS TENDER
                        OFFER FOR LOWRANCE ELECTRONICS

     CHICAGO, Illinois, April 10, 2001 - Cobra Electronics Corporation (Nasdaq:
COBR) today announced that it is extending the expiration date of its tender offer for all outstanding shares of common stock of Lowrance Electronics, Inc. (Nasdaq: LEIX) until midnight, New York City time, on Tuesday, April 24, 2001. The tender offer had been scheduled to expire at midnight, New York City time, on Tuesday, April 10, 2001.

     Cobra and the prospective lenders continue to review Lowrance's sales results and backlog at the end of March 2001. "Results for March demonstrated an improvement in performance against plan relative to the prior periods. We are working closely with Lowrance's management to ensure that we fully understand the current trends and prospects for the company. We remain committed to pursuing the strategic growth opportunities inherent in the combination of our two companies," said Jim Bazet, Cobra's President and Chief Executive Officer.

     American Stock Transfer and Trust Company, the depositary for the offer, has advised Cobra that as of April 9, 2001 approximately 3,285,544 shares of Lowrance common stock (approximately 87.18 percent of the outstanding shares of common stock) had been validly tendered and not withdrawn pursuant to the offer. Cobra's obligation to purchase shares pursuant to the tender offer is subject to the satisfaction of certain conditions, including Cobra obtaining adequate financing.

About Cobra Electronics

     Forbes named Cobra Electronics Corporation (Nasdaq: COBR) to its list of "200 Best Small Companies in America" in 2000. Cobra is a leading global manufacturer of two-way mobile communications products, holding the number one or strong number two position in every major market in which it does business. The Family Radio Service (FRS) business is one of the fastest growing segments of two-way mobile communications, and Cobra is a leading FRS player in the U.S., Canada and Europe. Cobra has a 40-year track record of innovation and award-winning products, and leads the industry in developing technology applications that anticipate market demand. To learn more about Cobra and its products, please visit the Cobra site at http://www.cobraelectronics.com.



                                      ####

                                                                               2